UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at March 24, 2009

Commission File Number: 001-31729

GREAT BASIN GOLD LTD.
(Translation of registrant's name into English)

138 West Street, Ground Floor
Sandown 2196
PO Box 78182
Sandton, South Africa 2146
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

This Report of Foreign Private Issuer on Form 6-K and the exhibits attached hereto are specifically incorporated by reference into:

  the Registration Statement on Form F-10 (File No. 333-157468) that the Registrant has filed with the Securities and Exchange Commission, originally on February 23, 2009 and as amended on March 5, 2009; and

  the Registration Statement on Form F-10 (File No. 333-157767) that the Registrant has filed with the Securities and Exchange Commission, originally on March 6, 2009 and as amended on March 11, 2009.

Exhibits

99.1	Audited Financial Statements and notes thereto as at and for the fiscal years ended December 31, 2008 and 2007

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008

99.3	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Great Basin Gold Ltd.
(Registrant)

Date: March 24, 2009	By:	/s/ Lou van Vuuren

Lou van Vuuren
	Title:	Chief Financial Officer